Exhibit 2 FLOATING HILL HOUSE, NICARAGUA José Antonio González EVP Strategy and Business Exhibit 2 FLOATING HILL HOUSE, NICARAGUA José Antonio González EVP Strategy and Business

This presentation contains forward-looking statements within the meaning of the U.S. federal securities laws. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements within the meaning of the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as“may,”“assume,”“might,”“should,”“could,”“continue,”“would,”“can,”“consider,”“anticipate,”“estimate,”“expect,”“envision,”“plan,”“believe,”“foresee,”“predict,”“potential,” “target,”“strategy,”“intend,”“aimed” or other similar words. These forward-looking statements reflect, as of the date such forward-looking statements are made, or unless otherwise indicated, our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from our expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on us or our consolidated entities, include, but are not limited to: the impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to the novel strain of the coronavirus identified in China in late 2019(“COVID-19”), which have affected and may continue to adversely affect, among other matters, the ability of our operating facilities to operate at full or any capacity, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as availability of, and demand for, our products and services; the cyclical activity of the construction sector; our exposure to other sectors that impact our and ourclients’ businesses, such as, but not limited to, the energy sector; availability of raw materials and related fluctuating prices; competition in the markets in which we offer our products and services; general political, social, health, economic and business conditions in the markets in which we operate or that affect our operations and any significant economic, health, political or social developments in those markets, as well as any inherent risks to international operations; the regulatory environment, including environmental, energy, tax, antitrust, and acquisition-related rules and regulations; our ability to satisfy our obligations under our material debt agreements, the indentures that govern our outstanding senior secured notes and our other debt instruments and financial obligations, including our perpetual debentures; the availability of short-term credit lines or working capital facilities, which can assist us in connection with market cycles; the impact of our below investment grade debt rating on our cost of capital and on the cost of the products and services we purchase; loss of reputation of our brands; our ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives, implement our pricing initiatives for our products and generally meet our“OperationResilience”strategy’s goals; the increasing reliance on information technology infrastructure for our sales, invoicing, procurement, financial statements and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products and services; weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the United States-Mexico-Canada Agreement; terrorist and organized criminal activities as well as geopolitical events; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; natural disasters and other unforeseen events (including global health hazards such as COVID-19); and the other risks and uncertainties described in the our public filings. Readers are urged to read this presentation and carefully consider the risks, uncertainties and other factors that affect our business and operations. The information contained in this presentation is subject to change without notice, and we are not obligated to publicly update or revise forward-looking statements after the date hereof or to reflect the occurrence of anticipated or unanticipated events or circumstances. Readers should review future reports filed by us with the U.S. Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores). This presentation also includes statistical data regarding the production, distribution, marketing and sale of cement, ready mix concrete, clinker and aggregates We generated some of this data internally, and some was obtained from independent industry publications and reports that we believe to be reliable sources We have not independently verified this data nor sought the consent of any organizations to refer to their reports in this presentation. UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS, BASED ON INTERNATIONAL FINANCIAL REPORTING STANDARDS, AS APPLICABLE Copyright CEMEX, S.A.B. de C.V. and its subsidiariesThis presentation contains forward-looking statements within the meaning of the U.S. federal securities laws. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements within the meaning of the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as“may,”“assume,”“might,”“should,”“could,”“continue,”“would,”“can,”“consider,”“anticipate,”“estimate,”“expect,”“envision,”“plan,”“believe,”“foresee,”“predict,”“potential,” “target,”“strategy,”“intend,”“aimed” or other similar words. These forward-looking statements reflect, as of the date such forward-looking statements are made, or unless otherwise indicated, our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from our expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on us or our consolidated entities, include, but are not limited to: the impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to the novel strain of the coronavirus identified in China in late 2019(“COVID-19”), which have affected and may continue to adversely affect, among other matters, the ability of our operating facilities to operate at full or any capacity, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as availability of, and demand for, our products and services; the cyclical activity of the construction sector; our exposure to other sectors that impact our and ourclients’ businesses, such as, but not limited to, the energy sector; availability of raw materials and related fluctuating prices; competition in the markets in which we offer our products and services; general political, social, health, economic and business conditions in the markets in which we operate or that affect our operations and any significant economic, health, political or social developments in those markets, as well as any inherent risks to international operations; the regulatory environment, including environmental, energy, tax, antitrust, and acquisition-related rules and regulations; our ability to satisfy our obligations under our material debt agreements, the indentures that govern our outstanding senior secured notes and our other debt instruments and financial obligations, including our perpetual debentures; the availability of short-term credit lines or working capital facilities, which can assist us in connection with market cycles; the impact of our below investment grade debt rating on our cost of capital and on the cost of the products and services we purchase; loss of reputation of our brands; our ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives, implement our pricing initiatives for our products and generally meet our“OperationResilience”strategy’s goals; the increasing reliance on information technology infrastructure for our sales, invoicing, procurement, financial statements and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products and services; weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the United States-Mexico-Canada Agreement; terrorist and organized criminal activities as well as geopolitical events; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; natural disasters and other unforeseen events (including global health hazards such as COVID-19); and the other risks and uncertainties described in the our public filings. Readers are urged to read this presentation and carefully consider the risks, uncertainties and other factors that affect our business and operations. The information contained in this presentation is subject to change without notice, and we are not obligated to publicly update or revise forward-looking statements after the date hereof or to reflect the occurrence of anticipated or unanticipated events or circumstances. Readers should review future reports filed by us with the U.S. Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores). This presentation also includes statistical data regarding the production, distribution, marketing and sale of cement, ready mix concrete, clinker and aggregates We generated some of this data internally, and some was obtained from independent industry publications and reports that we believe to be reliable sources We have not independently verified this data nor sought the consent of any organizations to refer to their reports in this presentation. UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS, BASED ON INTERNATIONAL FINANCIAL REPORTING STANDARDS, AS APPLICABLE Copyright CEMEX, S.A.B. de C.V. and its subsidiaries

CEMEX growth strategy geared to ~125 attractive metro-markets

CEMEX
Building a better future


Metropolitan areas with CX operations

Focus on **bolt-on investments** and some mid-size investments in **high potential geographies**

Plans to serve sustainable construction needs for ~**125 metro markets**

These cities represent around **70% of population**, and **80% of construction GDP** within our footprint for the next 10 years

3

$925 M growth investment expected to generate ~$400 M EBITDA by 2023

CEMEX
Building a better future

Cement projects for ~10 M Tons[1] (4.3 M Ton legacy projects)

~$425 M
in 2021-2023 CAPEX

Steady-state EBITDA of
~$170 M

Bolt-on & Margin enhancement projects

~$500 M
investment pipeline

Steady-state EBITDA of
~$350M



Cement



Aggregates



Ready Mix



Urbanization Solutions

1) Includes legacy and bolt-on investments

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Cement capacity additions to contribute $170 M of EBITDA ~$425 M investment in cement 2021 – 2023 Investment and tons by region capacity expansions ~10 M tons Investment 23% 11% 66% M tons 75% 15% 10% Americas AMEA Europe $170 M steady state EBITDA contribution 5Cement capacity additions to contribute $170 M of EBITDA ~$425 M investment in cement 2021 – 2023 Investment and tons by region capacity expansions ~10 M tons Investment 23% 11% 66% M tons 75% 15% 10% Americas AMEA Europe $170 M steady state EBITDA contribution 5

Bolt-on investments to contribute $350 M of EBITDA Investment by product Aggregates 35% Urbanization Solutions ~$500 M 18% Bolt-on investments 27% 20% Cement Ready-mix Investment by region Europe AMEA 32% 5% $350 M 3% SAC steady state EBITDA 17% contribution 43% Mexico US 6Bolt-on investments to contribute $350 M of EBITDA Investment by product Aggregates 35% Urbanization Solutions ~$500 M 18% Bolt-on investments 27% 20% Cement Ready-mix Investment by region Europe AMEA 32% 5% $350 M 3% SAC steady state EBITDA 17% contribution 43% Mexico US 6

Cement investments focused on increasing capacity, improving efficiency and reducing our CO footprint 2 Capacity Alternative increase fuels Operational Clinker factor Efficiency 7Cement investments focused on increasing capacity, improving efficiency and reducing our CO footprint 2 Capacity Alternative increase fuels Operational Clinker factor Efficiency 7

Aggregates investments directed at adding reserves, improving logistics and increasing production capacity Footprint Logistics Enhancement Optimization Capacity Operational Increase Efficiency 8Aggregates investments directed at adding reserves, improving logistics and increasing production capacity Footprint Logistics Enhancement Optimization Capacity Operational Increase Efficiency 8

Investing in Ready Mix in attractive markets to enhance our vertical integration, and to optimize our network Vertical Integration / Operational Capacity Efficiency Increase 9Investing in Ready Mix in attractive markets to enhance our vertical integration, and to optimize our network Vertical Integration / Operational Capacity Efficiency Increase 9

Our investments in Urbanization Solutions will benefit from our operational and commercial capabilities Construction Systems Performance Materials Circularity 10Our investments in Urbanization Solutions will benefit from our operational and commercial capabilities Construction Systems Performance Materials Circularity 10

▪ Drive growth through bolt-on investments in high growth metro-markets with bias to US and Europe What to ▪ Closely track implementation of current project expect pipeline to ensure delivery of expected results Our path forward ▪ Continue developing new project pipeline, currently $4 B, for incremental opportunities in the years to come ▪ Continuous focus on our CO reduction roadmap 2 11▪ Drive growth through bolt-on investments in high growth metro-markets with bias to US and Europe What to ▪ Closely track implementation of current project expect pipeline to ensure delivery of expected results Our path forward ▪ Continue developing new project pipeline, currently $4 B, for incremental opportunities in the years to come ▪ Continuous focus on our CO reduction roadmap 2 11

FLOATING HILL HOUSE, NICARAGUA José Antonio González EVP Strategy and Business FLOATING HILL HOUSE, NICARAGUA José Antonio González EVP Strategy and Business